Mail Stop 3561

July 15, 2008

Mr. Lyndon James
Interim Chief Financial Officer
United Fuel & Energy Corporation
405 N. Marienfeld, Ste 300
Midland, Texas 79701

> **Re:  United Fuel & Energy Corporation**
> **Form 10-K/A for the fiscal year ended December 31, 2006**
> **Filed September 21, 2007**
> **Form 10-Q for the quarterly period ended September 30, 2007**
> **Filed November 14, 2007**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 000-32473**

Dear Mr. James:

We have reviewed your response letter dated June 30, 2008, on the above referenced filings and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A December 31, 2006

Item 8. Financial Statements and Supplementary Data, page 29

Note 16 – Commitments and Contingencies, page 50

1. We note your response to prior comment 3 of our letter dated May 9 ,2008. Please explain in greater detail the error made in completing and submitting your fuel tax returns. We note that you properly measured the fuel that you sold.

2. We note your response that you incorrectly prepared and submitted fuel tax returns. We believe incorrectly preparing and submitting fuel tax returns is an error and should be accounted for as a correction of an error in accordance with the guidance established in SFAS 154. Based upon your response, the only new information you received is that you did not know how to properly complete your tax return. This is not a change in estimate as you do not indicate that it was not possible to prepare your tax forms correctly at the time of filling with the state. Accordingly, we do not believe that the information made available to you as a result of the audit can be used as the basis for a change in estimate. If you do not agree with our assessment, please provide us with a detailed explanation of why you believe that there was insufficient information available at the time you completed you tax return. You should support your assertions by reference to appropriate authoritative accounting guidance.

**3.** We note you do not believe the two years most affected [December 31, 2002 and 2003] would have provided meaningful information to the Company's investors. We further note that we are not only concerned with the underreporting of expense in those years, but we are also concerned that your expenses are overstated in the years you recorded the additional tax liabilities. Please provide us your analysis of materiality for all periods impacted by the failure to record the tax liability at the time of initial sale and the subsequent recording of tax expense at the time of audit. Reference is made to SAB 99.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

        You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

                                        Sincerely,


                                        Michael Moran
                                        Reviewer